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                                 United States
                      Securities and Exchange Commission
                            Washington, DC.  20549


                                 SCHEDULE 13G

                  Under the Securities  Exchange Act of 1934

                    (Amendment No.           1           )*
                                  -----------------------


                          Prism Financial Corporation
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Tide of Class of Securities)

                                  74264Q 10 8
                             ---------------------
                                (CUSIP Number)

                               February 17, 2000
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            (Date of Event Which Requires Filing of this Statement)

Check the box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-l(b)

[X] Rule 13d-l(c), with respect to the Markus Growth and Retention Fund I LP

[X] Rule 13d-l(d), with respect to Terry A. Markus

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                                     Page 2 of 5
CUSIP   No. 74264Q 10 8
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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Terry A. Markus

 ................................................................................
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions).
          Not Applicable

          (a) [X]
          (b) [_]

 ................................................................................
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     3.   SEC Use Only

 ................................................................................
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     4.   Citizenship or Place of Organization

               United States of America

 ................................................................................
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                5.  Sole Voting Power
                         836,575
                ................................................................
                ----------------------------------------------------------------
 Number of      6.  Shared Voting Power
   Shares                836,575
Beneficially    ................................................................
  Owned by      ----------------------------------------------------------------
    Each
 Reporting      7. Sole Dispositive Power
   Person                836,575
    With        ................................................................
                ----------------------------------------------------------------

                8.  Shared Dispositive Power
                         836,575
                ................................................................
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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
               1,673,150

          ......................................................................

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
               Not Applicable

          ......................................................................

    11.   Percent of Class Represented by Amount in Row (9)
               11.4%
          ......................................................................

    12.   Type of Reporting Person (See Instructions)
               IN
          ......................................................................
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                                                                     Page 3 of 5
CUSIP         No.    74264Q 10 8
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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Markus Growth and Retention Fund I LP
          FEIN -- applied for

 ................................................................................
--------------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (See Instructions). Not Applicable

          (a) [X]
          (b) [_]

 ................................................................................
--------------------------------------------------------------------------------

     3.   SEC Use Only

 ................................................................................
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     4.   Citizenship or Place of Organization

               Delaware

 ................................................................................
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                5.  Sole Voting Power
                         0
                ................................................................

 Number of      6.  Shared Voting Power
   Shares                836,575
Beneficially    ................................................................
  Owned by
    Each
 Reporting      7. Sole Dispositive Power
   Person                0
    With        ................................................................


                8.  Shared Dispositive Power
                         836,575
                ................................................................
--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
               836,575
          ......................................................................

    10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
               Not Applicable
          ......................................................................

    11.   Percent of Class Represented by Amount in Row (9)
               5.7%
          ......................................................................

    12.   Type of Reporting Person (See Instructions)
               PN
          ......................................................................
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                                                                     Page 4 of 5

Item 1(a).   Name of Issuer

             Prism Financial Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices

             440 North Orleans
             Chicago, Illinois 60610

Item 2(a).   Name of Person Filing

             Terry A. Markus
             Markus Growth and Retention Fund I LP

Item 2(b).   Address of Principal Business Office or, if none, Residence

             Terry A. Markus
             440 North Orleans
             Chicago, Illinois 60610

             Markus Growth and Retention Fund I LP
             3448 Dauphine Avenue
             Northbrook, Illinois 60062

Item 2(c).   Citizenship

             See Item 4 of Cover Pages

Item 2(d).   Title of Class of Securities

             Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number

             74264Q 10 8

Item 3.      Not Applicable

Item 4.      Ownership

       (a)   Amount beneficially owned:  See Item 9 of Cover Pages

       (b)   Percent of class:           See Item 11 of Cover Pages

       (c)   Number of shares as to which the person has:

             (i)     Sole power to vote or to
                     direct the vote...................See Item 5 of Cover Pages

             (ii)    Shared power to vote or to
                     direct the vote ..................See Item 6 of Cover Pages

             (iii)   Sole power to dispose or to
                     direct the disposition of.........See Item 7 of Cover Pages

             (iv)    Shared power to dispose or to
                     direct the disposition of.........See Item 8 of Cover Pages
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                                                                     Page 5 of 5

ltem 5.      Ownership Five Percent or Lessor of a Class:

             Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

             Not Applicable

Item 8.      Identification and Classification of Members of the Group:

             See Exhibit I

Item 9.      Notice of Dissolution of Group:

             Not Applicable

Item 10.     Certification:

     By signing below the Markus Growth and Retention Fund I LP certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


     After reasonable inquiry and to the best of my knowledge and belief, Terry
A. Markus and the Markus Growth and Retention Fund I LP certify that the information set forth in this statement is true, complete and correct.


                                         March  21, 2000



                                         /s/ Terry A. Markus
                                         -------------------------------------
                                         Terry A. Markus


                                         Markus Growth and Retention Fund I LP


                                         By:  /s/ Terry A. Markus
                                            -----------------------------------
                                              Terry A. Markus, General Partner
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EXHIBIT I

Pursuant to Rule 13d-1(k)(1), Terry A. Markus and the Markus Growth and Retention Fund I LP agree that this Schedule is filed on behalf of each of them.